Exhibit 99.1

TeliaSonera Finland has sold its shares in Elisa Corporation

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 22, 2006--TeliaSonera Finland (TLSN)(HEX:TLS1V) (STO:TLSN) has sold all its 1,491,239 shares in Elisa Corporation for EUR 25 million, corresponding to 0.90 percent of total number of shares in Elisa Corporation. The transaction will result in a capital gain of approximately EUR 19.5 million (approximately SEK 180 million) that will be booked in the first quarter of 2006.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associatedcompanies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the HelsinkiStock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
TeliaSonera press office, +46-(0)8-713 58 30